Chase Tower

2200 Ross Avenue, Suite 2300

Dallas, TX 75201

214-922-3400 | Fax: 214-922-3899

Patrick R. Hanchey	Direct Dial: 214-922-3527	Email: patrick.hanchey@alston.com

May 8, 2023

Via EDGAR

Mr. Robert Arzonetti

Mr. John Dana Brown

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Oconee Financial Corporation Offering Statement

Amendment No. 3 to Offering Statement on Form 1-A

File No. 024-12151

Dear Sirs:

This letter follows our May 5, 2023, correspondence requesting that Oconee Financial Corporation’s (the “Company”) Offering Statement on Form 1-A, captioned above, be qualified. We hereby confirm that the offering will take place in compliance with applicable state securities law. We also hereby confirm that the Company has filed a registration statement related to the offering with the State of Louisiana on Form U-1 and the Company has been advised by the Securities Division of the Louisiana Office of Financial Institutions that such registration will be deemed effective on the date notice is given that the Offering Statement has been qualified by the Securities and Exchange Commission.

If you have any questions or require any additional information, please do not hesitate to contact me at 214-922-3527.

Sincerely,

/s/ Patrick R. Hanchey
Patrick R. Hanchey

PRH

cc:	Charlie Guidry, Office of Small Business Policy, SEC

Kenisha Nicholson, Office of Small Business Policy, SEC